UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  August 2025
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, 5, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Operating Statistics for the Three Months and Six Months Ended 30
June 2025
NYSE  I  JSE  I  GSE
Q2 2025
OPERATING STATISTICS
1 AUGUST 2025
MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

Reporting method
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term
“non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures, including, for example, “total cash costs”, “total cash costs per ounce”,
“all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-
sustaining capital expenditure”. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in
AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, which is available on its website.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	1

OPERATING STATISTICS I GOLD PRODUCTION

GOLD PRODUCTION (000 OUNCES)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	75	82	138	158
Kibali - Attributable 45%(1)	75	82	138	158

AFRICA: MANAGED OPERATIONS	472	315	879	593
Iduapriem	49	66	89	128
Obuasi	71	54	125	108
Siguiri(3)	85	80	165	128
Geita	138	115	254	229
Sukari(3)	129	—	246	—

AUSTRALIA	126	137	261	246
Sunrise Dam	61	64	122	120
Tropicana - Attributable 70%	65	73	139	126

AMERICAS	131	129	246	257
Cerro Vanguardia(3)	47	44	94	86
AngloGold Ashanti Mineração(4)	68	64	126	129
Serra Grande	16	21	26	42

Managed operations	729	581	1,386	1,096
Non-managed joint ventures(1)	75	82	138	158
GROUP (2)	804	663	1,524	1,254

Adjusted to exclude Sukari
Managed operations(5)	600	581	1,140	1,096
Non-managed joint ventures(1)	75	82	138	158
GROUP(2)(5)	675	663	1,278	1,254

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties in Q2 2024 and H1 2024.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	2

OPERATING STATISTICS I GOLD SOLD

GOLD SOLD (000 OUNCES)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	69	81	135	154
Kibali - Attributable 45%(1)	69	81	135	154

AFRICA: MANAGED OPERATIONS	478	315	896	614
Iduapriem	50	65	90	131
Obuasi	62	55	122	113
Siguiri(3)	88	78	166	130
Geita	141	117	265	240
Sukari(3)	137	—	253	—

AUSTRALIA	124	138	260	253
Sunrise Dam	59	71	119	122
Tropicana - Attributable 70%	65	67	141	131

AMERICAS	130	128	247	266
Cerro Vanguardia(3)	47	42	96	95
AngloGold Ashanti Mineração(4)	67	64	125	130
Serra Grande	16	22	26	41

Managed operations	732	581	1,403	1,133
Non-managed joint ventures(1)	69	81	135	154
GROUP(2)	801	662	1,538	1,287

Adjusted to exclude Sukari
Managed operations(5)	595	581	1,150	1,133
Non-managed joint ventures(1)	69	81	135	154
GROUP(2)(5)	664	662	1,285	1,287

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties in Q2 2024 and H1 2024.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	3

OPERATING STATISTICS I TOTAL CASH COSTS

TOTAL CASH COSTS* ($m)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	80	74	165	137
Kibali - Attributable 45%(1)	80	74	165	137

AFRICA: MANAGED OPERATIONS	536	377	1,001	724
Iduapriem	82	66	142	121
Obuasi	92	70	161	137
Siguiri(3)	142	123	263	229
Geita	132	117	250	236
Sukari(3)	88	—	185	—

AUSTRALIA	202	175	398	343
Sunrise Dam	100	81	190	172
Tropicana - Attributable 70%	94	85	191	154
Admin and other	8	9	17	16

AMERICAS	162	129	297	250
Cerro Vanguardia(3)	66	44	123	82
AngloGold Ashanti Mineração	64	57	116	113
Serra Grande	31	27	56	54
Admin and other	1	—	2	1

CORPORATE AND OTHER(4)	5	(1)	5	(1)

Managed operations	905	680	1,701	1,316
Non-managed joint ventures(1)	80	74	165	137
GROUP (2)	985	753	1,866	1,452

Adjusted to exclude Sukari
Managed operations(5)	817	680	1,516	1,316
Non-managed joint ventures(1)	80	74	165	137
GROUP(2)(5)	897	753	1,681	1,452

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate included non-gold producing managed operations.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	4

OPERATING STATISTICS I ALL-IN SUSTAINING COSTS

ALL-IN SUSTAINING COSTS* ($m)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	93	88	192	165
Kibali - Attributable 45%(1)	93	88	192	165

AFRICA: MANAGED OPERATIONS	745	508	1,400	1,027
Iduapriem	106	95	188	181
Obuasi	119	108	237	216
Siguiri(3)	171	140	304	280
Geita	212	165	401	349
Sukari(3)	137	—	270	—

AUSTRALIA	237	210	459	408
Sunrise Dam	120	111	225	207
Tropicana - Attributable 70%	108	89	216	183
Admin and other	9	9	18	17

AMERICAS	219	191	422	376
Cerro Vanguardia(3)	85	64	162	125
AngloGold Ashanti Mineração	89	87	179	174
Serra Grande	44	39	79	77
Admin and other	1	—	2	1

PROJECTS	1	3	4	4

CORPORATE AND OTHER(4)	39	34	66	65

Managed operations	1,241	945	2,351	1,879
Non-managed joint ventures(1)	93	88	192	165
GROUP(2)	1,334	1,033	2,543	2,045

Adjusted to exclude Sukari
Managed operations(5)	1,104	945	2,081	1,879
Non-managed joint ventures(1)	93	88	192	165
GROUP(2)(5)	1,197	1,033	2,273	2,045

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate included non-gold producing managed operations.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	5

OPERATING STATISTICS I SUSTAINING CAPITAL EXPENDITURE

SUSTAINING CAPITAL EXPENDITURE* ($m)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	11	18	24	34
Kibali - Attributable 45%(1)	11	18	24	34

AFRICA: MANAGED OPERATIONS	182	120	336	252
Iduapriem	20	29	39	53
Obuasi	41	35	78	69
Siguiri(3)	20	17	31	43
Geita	64	39	119	87
Sukari(3)(4)	37	—	69	—

AUSTRALIA	25	24	44	40
Sunrise Dam	17	13	30	23
Tropicana - Attributable 70%	8	11	14	17
Admin and other	—	—	—	—

AMERICAS	55	50	103	91
Cerro Vanguardia(3)	16	17	31	28
AngloGold Ashanti Mineração	27	24	52	46
Serra Grande	12	9	20	17

PROJECTS	—	2	2	3

Managed operations	262	196	485	386
Non-managed joint ventures(1)	11	18	24	34
GROUP(2)	273	214	509	420

Adjusted to exclude Sukari
Managed operations(5)	225	196	416	386
Non-managed joint ventures(1)	11	18	24	34
GROUP(2)(5)	236	214	440	420

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Due to the short timeframe since the acquisition of Sukari in November 2024, sustaining capital expenditure may not accurately reflect typical spending patterns.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	6

OPERATING STATISTICS I KIBALI

KIBALI(1)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	338	405	665	829
Underground waste	65	59	121	96
Total underground	403	464	786	925
Underground ore mined grade (g/tonne)	5.36	5.61	5.19	5.33

Open pit tonnes mined (000 tonnes):
Open pit ore	623	398	1,016	1,002
Open pit waste	4,393	3,952	8,865	8,035
Total open pit	5,016	4,350	9,881	9,037
Open pit mined grade (g/tonne)	1.45	1.25	1.46	1.35

Tonnes milled/processed (000 tonnes):
Underground operations	335	404	658	820
Open pit operations	612	562	1,219	1,071
Total tonnes milled/processed	947	966	1,877	1,891
Average mill head grade (g/tonne)	2.73	2.95	2.55	2.90
Recovery rate (%)	90.1	89.6	89.9	89.4
Total recovered grade (g/tonne)	2.46	2.64	2.29	2.59

Gold ounces produced oz(000)	75	82	138	158
Gold ounces sold oz(000)	69	81	135	154

Average gold price received*(2) ($/ounce)	3,283	2,336	3,077	2,219
Gold income per segment information ($m)	226	189	417	340

Total cash costs* ($/ounce):
Operating costs	934	790	1,004	764
By-product credits	(5)	(5)	(6)	(5)
Royalties	151	114	195	107
Total cash costs* ($/ounce produced)	1,081	899	1,193	866
Total cash costs* ($m)	80	74	165	137

All-in sustaining costs* ($/ounce):
Total cash costs*	1,081	899	1,193	866
Inventory movements	18	(11)	(6)	(8)
Adjusted for decommissioning, inventory amortisation and other	1	1	1	1
Rehabilitation and other non-cash costs	87	(16)	37	(12)
Lease payment sustaining	20	(2)	11	10
Sustaining exploration and study costs	—	—	—	—
Sustaining capital expenditure	160	214	178	221
All-in sustaining costs* ($/ounce sold)	1,367	1,085	1,414	1,078
All-in sustaining costs* ($m)	93	88	192	165

Capital expenditure ($m):
Sustaining capital expenditure*	11	18	24	34
Non-sustaining capital expenditure*	20	18	40	27
Total capital expenditure	31	36	64	61

(1) On an attributable basis. Kibali is owned 45% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the attributable US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	7

OPERATING STATISTICS I IDUAPRIEM

IDUAPRIEM	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	570	1,390	1,352	2,654
Open pit waste	8,732	9,219	17,478	18,251
Total open pit	9,302	10,609	18,830	20,905
Open pit mined grade (g/tonne)	1.66	1.58	1.64	1.57

Tonnes milled/processed (000 tonnes):
Open pit operations	1,353	1,335	2,352	2,607
Average mill head grade (g/tonne)	1.14	1.52	1.23	1.53
Recovery rate (%)	94.8	96.5	94.8	96.6
Total recovered grade (g/tonne)	1.13	1.53	1.18	1.53

Gold ounces produced oz(000)	49	66	89	128
Gold ounces sold oz(000)	50	65	90	131

Average gold price received*(1) ($/ounce)	3,277	2,338	3,100	2,204
Gold income per segment information ($m)	164	151	278	289

Total cash costs* ($/ounce):
Operating costs	1,498	895	1,432	833
By-product credits	(2)	(2)	(2)	(2)
Royalties	166	115	155	113
Total cash costs* ($/ounce produced)	1,663	1,008	1,586	943
Total cash costs* ($m)	82	66	142	121

All-in sustaining costs* ($/ounce):
Total cash costs*	1,663	1,008	1,586	943
Inventory movements	15	(8)	(12)	1
Adjusted for decommissioning, inventory amortisation and other	(2)	(1)	(2)	(1)
Rehabilitation and other non-cash costs	22	15	47	14
Lease payment sustaining	22	12	25	12
Sustaining exploration and study costs	13	—	16	—
Sustaining capital expenditure	403	445	440	410
All-in sustaining costs* ($/ounce sold)	2,136	1,471	2,099	1,380
All-in sustaining costs* ($m)	106	95	188	181

Capital expenditure ($m):
Sustaining capital expenditure*	20	29	39	53
Non-sustaining capital expenditure*	17	12	33	17
Total capital expenditure	37	41	72	70

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	8

OPERATING STATISTICS I OBUASI

OBUASI	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	339	284	618	539
Underground waste	198	180	370	348
Total underground	537	464	988	887
Underground ore mined grade (g/tonne)	6.47	5.82	6.20	6.22

Tonnes milled/processed (000 tonnes):
Underground operations	355	291	636	564
Supplemental tailings	—	39	—	89
Total tonnes milled/processed	355	330	636	653
Average mill head grade (g/tonne)	6.90	6.02	7.09	6.04
Recovery rate (%)	90.2	84.2	89.3	84.5
Total recovered grade (g/tonne)	6.21	5.12	6.09	5.13

Gold ounces produced oz(000)	71	54	125	108
Gold ounces sold oz(000)	62	55	122	113

Average gold price received*(1) ($/ounce)	3,302	2,334	3,089	2,203
Gold income per segment information ($m)	205	129	376	249

Total cash costs* ($/ounce):
Operating costs	1,160	1,170	1,146	1,155
By-product credits	(6)	(2)	(4)	(2)
Royalties	145	119	151	116
Total cash costs* ($/ounce produced)	1,299	1,287	1,293	1,269
Total cash costs* ($m)	92	70	161	137

All-in sustaining costs* ($/ounce):
Total cash costs*	1,299	1,287	1,293	1,269
Inventory movements	(64)	3	(14)	(2)
Adjusted for decommissioning, inventory amortisation and other	(2)	(2)	(2)	(2)
Rehabilitation and other non-cash costs	21	19	28	32
Lease payment sustaining	—	—	—	—
Sustaining exploration and study costs	—	10	1	8
Sustaining capital expenditure	664	637	639	604
All-in sustaining costs* ($/ounce sold)	1,918	1,955	1,945	1,910
All-in sustaining costs* ($m)	119	108	237	216

Capital expenditure ($m):
Sustaining capital expenditure*	41	35	78	69
Non-sustaining capital expenditure*	5	12	10	20
Total capital expenditure	46	47	88	89

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	9

OPERATING STATISTICS I SIGUIRI

SIGUIRI(1)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	1,763	1,579	3,285	2,628
Open pit waste	6,670	6,855	13,040	11,407
Total open pit	8,433	8,434	16,325	14,035
Open pit mined grade (g/tonne)	1.32	1.33	1.31	1.31

Tonnes milled/processed (000 tonnes):
Open pit operations	3,159	2,960	6,106	5,412
Average mill head grade (g/tonne)	0.93	0.96	0.93	0.92
Recovery rate (%)	90.4	87.1	90.7	79.6
Total recovered grade (g/tonne)	0.84	0.84	0.84	0.74

Gold ounces produced oz(000)	85	80	165	128
Gold ounces sold oz(000)	88	78	166	130

Average gold price received*(2) ($/ounce)	3,286	2,338	3,086	2,231
Gold income per segment information ($m)	290	182	511	291

Total cash costs* ($/ounce):
Operating costs	1,425	1,436	1,379	1,680
By-product credits	(1)	(1)	(1)	(3)
Royalties	239	114	217	114
Total cash costs* ($/ounce produced)	1,663	1,550	1,595	1,791
Total cash costs* ($m)	142	123	263	229

All-in sustaining costs* ($/ounce):
Total cash costs*	1,663	1,550	1,595	1,791
Inventory movements	(12)	(8)	5	(2)
Adjusted for decommissioning, inventory amortisation and other	—	—	—	—
Rehabilitation and other non-cash costs	16	15	13	16
Lease payment sustaining	15	1	16	1
Sustaining exploration and study costs	31	11	23	13
Sustaining capital expenditure	215	228	186	325
All-in sustaining costs* ($/ounce sold)	1,928	1,796	1,837	2,144
All-in sustaining costs* ($m)	171	140	304	280

Capital expenditure ($m):
Sustaining capital expenditure*	20	17	31	43
Non-sustaining capital expenditure*	—	1	1	—
Total capital expenditure	20	18	32	43

(1) On a consolidated basis. Siguiri is owned 85% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	10

OPERATING STATISTICS I GEITA

GEITA	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	690	658	1,416	1,348
Underground waste	352	332	714	629
Total underground	1,042	990	2,130	1,977
Underground ore mined grade (g/tonne)	3.57	3.95	3.92	4.02

Open pit tonnes mined (000 tonnes):
Open pit ore	1,164	965	2,142	1,495
Open pit waste	5,676	5,469	11,523	11,001
Total open pit	6,840	6,434	13,665	12,496
Open pit mined grade (g/tonne)	1.90	1.43	1.77	1.45

Tonnes milled/processed (000 tonnes):
Underground operations	646	638	1,251	1,267
Open pit operations	667	724	1,188	1,339
Total tonnes milled/processed	1,313	1,362	2,439	2,606
Average mill head grade (g/tonne)	3.61	2.89	3.58	3.00
Recovery rate (%)	90.5	91.1	90.5	91.1
Total recovered grade (g/tonne)	3.27	2.63	3.24	2.73

Gold ounces produced oz(000)	138	115	254	229
Gold ounces sold oz(000)	141	117	265	240

Average gold price received*(1) ($/ounce)	3,306	2,335	3,120	2,212
Gold income per segment information ($m)	466	274	828	530

Total cash costs* ($/ounce):
Operating costs	782	881	808	898
By-product credits	(7)	(5)	(7)	(4)
Royalties	179	143	183	139
Total cash costs* ($/ounce produced)	955	1,019	985	1,032
Total cash costs* ($m)	132	117	250	236

All-in sustaining costs* ($/ounce):
Total cash costs*	955	1,019	985	1,032
Inventory movements	13	4	8	(3)
Adjusted for decommissioning, inventory amortisation and other	(2)	(3)	(2)	(3)
Rehabilitation and other non-cash costs	24	12	13	6
Lease payment sustaining	38	33	42	44
Sustaining exploration and study costs	21	12	18	19
Sustaining capital expenditure	455	328	448	364
All-in sustaining costs* ($/ounce sold)	1,503	1,405	1,512	1,459
All-in sustaining costs* ($m)	212	165	401	349

Capital expenditure ($m):
Sustaining capital expenditure*	64	39	119	87
Non-sustaining capital expenditure*	5	2	10	5
Total capital expenditure	69	41	129	92

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	11

OPERATING STATISTICS I SUKARI

SUKARI(1)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	279	—	554	—
Underground waste	220	—	401	—
Total underground	499	—	955	—
Underground ore mined grade (g/tonne)	3.89	—	4.23	—

Open pit tonnes mined (000 tonnes):
Open pit ore	2,638	—	5,612	—
Open pit waste	21,302	—	40,054	—
Total open pit	23,940	—	45,666	—
Open pit mined grade (g/tonne)	1.17	—	1.08	—

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	79	—	190	—
Heap leach recovered grade (g/tonne)	0.28	—	0.34	—

Tonnes milled/processed (000 tonnes):
Underground operations	267	—	539	—
Open pit operations	2,799	—	5,233	—
Total tonnes milled/processed	3,066	—	5,772	—
Heap leach placed	79	—	190	—

Average mill head grade (g/tonne)	1.40	—	1.40	—
Recovery rate (%)	88.8	—	89.0	—
Total recovered grade (g/tonne)	1.27	—	1.28	—

Gold ounces produced oz(000)	129	—	246	—
Gold ounces sold oz(000)	137	—	253	—

Average gold price received*(2) ($/ounce)	3,293	—	3,085	—
Gold income per segment information ($m)	451	—	780	—

Total cash costs* ($/ounce):
Operating costs	582	—	660	—
By-product credits	(6)	—	(6)	—
Royalties	105	—	95	—
Total cash costs* ($/ounce produced)	681	—	750	—
Total cash costs* ($m)	88	—	185	—

All-in sustaining costs* ($/ounce):
Total cash costs*	681	—	750	—
Inventory movements	24	—	30	—
Rehabilitation and other non-cash costs	13	—	7	—
Lease payment sustaining	8	—	6	—
Sustaining capital expenditure(3)	271	—	274	—
All-in sustaining costs* ($/ounce sold)(3)	996	—	1,068	—
All-in sustaining costs* ($m)(3)	137	—	270	—

Capital expenditure ($m):
Sustaining capital expenditure*(3)	37	—	69	—
Non-sustaining capital expenditure*	29	—	56	—
Total capital expenditure(3)	66	—	125	—

(1) On a consolidated basis. Sukari is owned 50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
(3) Due to the short timeframe since the acquisition of Sukari in November 2024 , sustaining capital expenditure* may not accurately reflect typical spending patterns.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	12

OPERATING STATISTICS I SUNRISE DAM

SUNRISE DAM	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	601	667	1,243	1,308
Underground waste	194	192	417	357
Total underground	795	859	1,660	1,665
Underground ore mined grade (g/tonne)	2.43	3.26	2.40	2.94

Open pit tonnes mined (000 tonnes):
Open pit ore	61	24	77	24
Open pit waste	2,481	2,600	4,521	5,205
Total open pit	2,542	2,624	4,598	5,229
Open pit mined grade (g/tonne)	0.94	1.35	1.15	1.35

Tonnes milled/processed (000 tonnes):
Underground operations	593	578	1,233	1,226
Open pit operations	356	414	664	739
Total tonnes milled/processed	949	992	1,897	1,965
Average mill head grade (g/tonne)	2.18	2.46	2.17	2.29
Recovery rate (%)	89.9	84.6	88.9	83.3
Total recovered grade (g/tonne)	1.99	2.02	2.00	1.90

Gold ounces produced oz(000)	61	64	122	120
Gold ounces sold oz(000)	59	71	119	122

Average gold price received*(1) ($/ounce)	3,288	2,341	3,070	2,226
Gold income per segment information ($m)	196	167	366	272

Total cash costs* ($/ounce):
Operating costs	1,565	1,204	1,491	1,385
By-product credits	(8)	(6)	(8)	(6)
Royalties	87	66	79	57
Total cash costs* ($/ounce produced)	1,644	1,264	1,561	1,436
Total cash costs* ($m)	100	81	190	172

All-in sustaining costs* ($/ounce):
Total cash costs*	1,644	1,264	1,561	1,436
Inventory movements	2	42	(1)	2
Adjusted for decommissioning, inventory amortisation and other	4	(4)	4	(4)
Rehabilitation and other non-cash costs	3	4	2	2
Lease payment sustaining	64	61	63	71
Sustaining exploration and study costs	3	3	3	2
Sustaining capital expenditure	290	189	256	185
All-in sustaining costs* ($/ounce sold)	2,010	1,559	1,889	1,695
All-in sustaining costs* ($m)	120	111	225	207

Capital expenditure ($m):
Sustaining capital expenditure*	17	13	30	23
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	17	13	30	23

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	13

OPERATING STATISTICS I TROPICANA

TROPICANA(1)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	339	319	642	594
Underground waste	133	102	273	189
Total underground	472	421	915	783
Underground ore mined grade (g/tonne)	3.00	3.06	3.07	3.26

Open pit tonnes mined (000 tonnes):
Open pit ore	575	503	1,253	725
Open pit waste	8,303	8,218	15,294	17,693
Total open pit	8,878	8,721	16,547	18,418
Open pit mined grade (g/tonne)	1.13	1.68	1.26	1.46

Tonnes milled/processed (000 tonnes):
Underground operations	354	341	642	586
Open pit operations	1,287	1,247	2,529	2,372
Total tonnes milled/processed	1,641	1,588	3,171	2,958
Average mill head grade (g/tonne)	1.37	1.57	1.51	1.47
Recovery rate (%)	90.5	89.7	90.7	90.0
Total recovered grade (g/tonne)	1.24	1.43	1.36	1.33

Gold ounces produced oz(000)	65	73	139	126
Gold ounces sold oz(000)	65	67	141	131

Average gold price received*(2) ($/ounce)	3,290	2,340	3,054	2,203
Gold income per segment information ($m)	213	157	431	289

Total cash costs* ($/ounce):
Operating costs	1,375	1,123	1,311	1,175
By-product credits	(14)	(10)	(13)	(10)
Royalties	82	54	77	56
Total cash costs* ($/ounce produced)	1,442	1,168	1,376	1,221
Total cash costs* ($m)	94	85	191	154

All-in sustaining costs* ($/ounce):
Total cash costs*	1,442	1,168	1,376	1,221
Inventory movements	14	(23)	(16)	7
Adjusted for decommissioning, inventory amortisation and other	1	2	1	1
Rehabilitation and other non-cash costs	7	(8)	3	(3)
Lease payment sustaining	86	36	70	37
Sustaining exploration and study costs	—	—	—	—
Sustaining capital expenditure	116	159	92	133
All-in sustaining costs* ($/ounce sold)	1,666	1,333	1,527	1,398
All-in sustaining costs* ($m)	108	89	216	183

Capital expenditure ($m):
Sustaining capital expenditure*	8	11	14	17
Non-sustaining capital expenditure*	21	17	31	46
Total capital expenditure	29	28	45	63

(1) On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	14

OPERATING STATISTICS I CERRO VANGUARDIA

CERRO VANGUARDIA(1)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	107	102	203	199
Underground waste	23	21	49	49
Total underground	130	123	252	248
Underground ore mined grade (g/tonne)	5.96	6.16	5.55	5.83

Open pit tonnes mined (000 tonnes):
Open pit ore	198	193	395	344
Open pit waste	4,475	4,972	8,578	9,163
Total open pit	4,673	5,165	8,973	9,507
Open pit mined grade (g/tonne)	3.40	2.58	2.96	2.69

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	235	210	406	497
Heap leach recovered grade (g/tonne)	0.70	0.60	0.64	0.57

Tonnes milled/processed (000 tonnes):
Underground operations	163	112	295	265
Open pit operations	163	193	347	340
Total tonnes milled/processed	326	306	642	605
Heap leach placed	446	493	966	979
Average mill head grade (g/tonne)	3.79	3.43	3.91	3.62
Recovery rate (%)	95.9	94.8	95.9	95.1
Total recovered grade (g/tonne)	1.90	1.71	1.81	1.69

Gold ounces produced oz(000)	47	44	94	86
Gold ounces sold oz(000)	47	42	96	95

Average gold price received*(2) ($/ounce)	3,269	2,331	3,084	2,195
Gold income per segment information ($m)	153	98	295	207

Total cash costs* ($/ounce):
Operating costs	1,803	1,437	1,721	1,442
By-product credits	(605)	(587)	(622)	(656)
Royalties	210	155	206	168
Total cash costs* ($/ounce produced)	1,409	1,005	1,305	954
Total cash costs* ($m)	66	44	123	82

All-in sustaining costs* ($/ounce):
Total cash costs*	1,409	1,005	1,305	954
Inventory movements	(58)	(22)	(10)	6
Adjusted for decommissioning, inventory amortisation and other	42	57	6	3
Rehabilitation and other non-cash costs	58	41	60	30
Sustaining exploration and study costs	30	38	17	30
Sustaining capital expenditure	341	408	319	300
All-in sustaining costs* ($/ounce sold)	1,823	1,527	1,697	1,323
All-in sustaining costs* ($m)	85	64	162	125

Capital expenditure ($m):
Sustaining capital expenditure*	16	17	31	28
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	16	17	31	28

(1) On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	15

OPERATING STATISTICS I ANGLOGOLD ASHANTI MINERAÇÃO

ANGLOGOLD ASHANTI MINERAÇÃO	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	408	136	740	249
Underground waste	302	275	641	590
Concentrate ore	—	237	—	473
Total underground	710	648	1,381	1,312
Underground ore mined grade (g/tonne)	5.59	5.63	6.05	5.79

Tonnes milled/processed (000 tonnes):
Underground operations	394	135	725	253
Concentrate	—	237	—	479
Total tonnes milled/processed	394	372	725	732
Average mill head grade (g/tonne)	5.72	5.46	6.24	5.70
Recovery rate (%)	90.3	96.0	91.1	96.1
Total recovered grade (g/tonne)	5.39	5.33	5.41	5.49

Gold ounces produced oz(000)	68	64	126	129
Gold ounces sold oz(000)	67	64	125	130

Average gold price received*(1) ($/ounce)	3,243	2,266	3,092	2,093
Gold income per segment information ($m)	218	145	387	273

Total cash costs* ($/ounce):
Operating costs	967	863	938	844
By-product credits	(78)	(1)	(67)	(1)
Royalties	54	34	51	33
Total cash costs* ($/ounce produced)	943	897	922	876
Total cash costs* ($m)	64	57	116	113

All-in sustaining costs* ($/ounce):
Total cash costs*	943	897	922	876
Inventory movements	(3)	(9)	(1)	3
Adjusted for decommissioning, inventory amortisation and other	6	3	2	3
Rehabilitation and other non-cash costs	(114)	(2)	(6)	(1)
Lease payment sustaining	88	107	95	107
Sustaining exploration and study costs	1	3	1	3
Sustaining capital expenditure	407	367	415	347
All-in sustaining costs* ($/ounce sold)	1,327	1,366	1,427	1,338
All-in sustaining costs* ($m)	89	87	179	174

Capital expenditure ($m):
Sustaining capital expenditure*	27	24	52	46
Non-sustaining capital expenditure*	2	—	2	—
Total capital expenditure	29	24	54	46

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

QUARTER 2 2025 EARNINGS RELEASE: OPERATING STATISTICS	16

OPERATING STATISTICS I SERRA GRANDE

SERRA GRANDE	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	235	204	397	420
Underground waste	102	160	220	295
Total underground	337	364	617	715
Underground ore mined grade (g/tonne)	2.26	3.39	2.23	3.31

Open pit tonnes mined (000 tonnes):
Open pit ore	—	2	2	2
Open pit waste	—	341	—	341
Total open pit	—	343	2	343
Open pit mined grade (g/tonne)	—	1.74	1.31	1.74

Tonnes milled/processed (000 tonnes):
Underground operations	228	204	391	418
Open pit operations	—	2	2	2
Total tonnes milled/processed	228	206	393	420
Average mill head grade (g/tonne)	2.21	3.03	2.12	3.00
Recovery rate (%)	92.5	94.0	92.2	94.2
Total recovered grade (g/tonne)	2.21	3.20	2.08	3.08

Gold ounces produced oz(000)	16	21	26	42
Gold ounces sold oz(000)	16	22	26	41

Average gold price received*(1) ($/ounce)	3,295	2,330	3,136	2,213
Gold income per segment information ($m)	52	50	82	91

Total cash costs* ($/ounce):
Operating costs	1,872	1,244	2,084	1,251
By-product credits	(4)	—	(3)	—
Royalties	62	56	62	52
Total cash costs* ($/ounce produced)	1,930	1,300	2,144	1,302
Total cash costs* ($m)	31	27	56	54

All-in sustaining costs* ($/ounce):
Total cash costs*	1,930	1,300	2,144	1,302
Inventory movements	33	(24)	7	9
Adjusted for decommissioning, inventory amortisation and other	(1)	3	2	(7)
Rehabilitation and other non-cash costs	(96)	(28)	(84)	3
Lease payment sustaining	136	117	167	122
Sustaining exploration and study costs	—	2	—	2
Sustaining capital expenditure	765	439	784	417
All-in sustaining costs* ($/ounce sold)	2,766	1,809	3,019	1,848
All-in sustaining costs* ($m)	44	39	79	77

Capital expenditure ($m):
Sustaining capital expenditure*	12	9	20	17
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	12	9	20	17

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and six months ended 30 June 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 1 August 2025
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary